Mark A. Roche Senior Vice President, General Counsel and Secretary

October 4, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Timothy A. Geishecker, Senior Counsel

Re:	Fortune Brands, Inc.

Definitive 14A

Filed March 9, 2007; File No. 001-09076

Dear Mr. Geishecker:

Set forth below are the responses of Fortune Brands, Inc. (“Fortune Brands” or the “Company”), to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated August 21, 2007 (the “Letter”) to Mr. Norman H. Wesley, the Company’s Chairman and Chief Executive Officer with respect to the Definitive 14A referred to above (the “Proxy Statement”). An electronic version of this response letter concurrently has been filed with the Commission as correspondence through the Commission’s electronic data gathering, analysis and retrieval system. For ease of review, the text of the Staff’s comments contained in the Letter are set forth in italics below.

Compensation Discussion and Analysis, page 17

Comment No. 1:

The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet, your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis but that the Committee considers company performance when determining compensation packages. Your disclosure in this respect lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee’s

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

decisions to make compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context why you chose to pay each element, how particular payout levels were determined, and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards. Please refer to Item 402(b)(1)(iv)-(vi) of Regulation S-K.

Response:

The reasons why the particular elements of compensation are paid by the Company are set forth within the following sub-headings of the Proxy Statement beginning on page 18: Base Salary; Annual Incentive Bonuses; Long-Term Incentives; Stock Options; Performance Share Awards; Retirement Benefits; Health and Related Benefits; and Perquisites.

With respect to the particular levels of compensation in 2006, one of the Company’s main executive compensation objectives is to pay competitive levels of salary and total compensation, as disclosed on page 17 of the Proxy Statement. Accordingly and also as disclosed on page 17, the Company’s goal for total direct compensation of its named executive officers is to be in the 50th to 75th percentile of its Survey Group (as defined in the Proxy Statement). On average, of total direct compensation, base salary and annual bonuses make up one-third and long-term incentives make up approximately two-thirds (page 18). In setting base salary levels, the Compensation Committee reviews salaries of comparable positions within the Survey Group and takes into account individual experience, sustained job performance and individual skills (page 18). The Compensation Committee generally sets base salaries to be in the 50th to 75th percentile of the Survey Group. In 2006, Messrs. Omtvedt’s and Hausberg’s base salaries were set beyond the 75th percentile target and the Compensation Committee determined that this was appropriate based on their tenure with the Company and performance over the years.

Additionally, for 2006, the Compensation Committee reviewed anticipated general market increases in base salaries (approximately 4% from 2005 to 2006) and depending on the foregoing subjective factors, adjusted named executive officers’ salaries accordingly. In situations of remarkable performance, base salaries are increased at a higher rate than the market rate. For example, Mr. Klein’s base salary for 2006 was increased from its 2005 level by approximately 9% based on the Company’s significant divestiture and acquisition activity during 2005 and Mr. Klein’s contributions in connection with these activities. The remaining named executive officers’ 2006 base salaries were increased from between 3% to 6% from their 2005 levels.

Levels of base salary influence potential annual incentive compensation (“AIC”) in that the target AIC bonus is set based on a percentage of base salary, which in 2006 was 110% for our CEO and ranged from 50% to 75% for our other named executive officers (page 26). These target amounts are set based on their competitiveness within the Survey Group (page 26). In addition, target bonus percentage levels are set based on competitive market data, the executive’s level of responsibility and the other subjective factors identified above for base salary levels. The specific 2006 target bonus percentages for our named executive officers (other than Mr.

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

Wesley) were 75% for Mr. Omtvedt, 60% for Messrs. Roche and Klein, and 50% for Mr. Hausberg.

As discussed above, approximately 2/3 of 2006 total direct compensation was comprised of long-term incentives. On average, for long-term incentives granted in 2006 approximately 2/3 of the potential value was awarded in the form of stock options and 1/3 in performance shares (page 18). This mix between stock options and performance shares has generally been in place for many years and the Compensation Committee determined that it adequately accomplished the goals of attracting, retaining and motivating executives. The size of the 2006 awards was determined by comparison to the Survey Group and an analysis of the subjective factors identified above. The number of stock option awards granted in 2006 (as opposed to the dollar value of those awards) remained mostly consistent with the size of the 2005 awards. Performance share awards were adjusted downward in response to an increased share price. Ultimate amounts realized by the named executive officers are dependent on stock price appreciation during the vesting and exercise period for options and attainment of certain levels of earnings per share and return on invested capital during the 2006-2008 performance period for the performance shares. Other than by a general desire to keep total direct compensation in the 50th-75th percentile range, levels of long-term incentive grants are not directly influenced by the levels of other elements of compensation.

Although the Company believes that it provided in the Proxy Statement the required analysis as well as much of the analysis requested in this comment, in future filings the Company will consolidate all such analysis and discussion in its Compensation Discussion and Analysis and will include the type of supplemental disclosure identified above, as applicable, in its Compensation Discussion and Analysis.

Comment No. 2:

We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation (particularly, stock options and annual incentive bonuses). Please disclose the specific items of company performance and the individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

Response:

There are no performance targets applicable to stock option vesting. Vesting of the stock options is time-based and not performance-based. The Company’s disclosure on page 18 of the Proxy Statement that “all long-term incentive payment opportunities are performance-based” means, with respect to stock options, that their value is inherently based on the Company’s stock price performance in that they have no value to the executive if the stock price does not increase from the grant or exercise price. Regarding the number of stock options granted to each named executive officer, the size of the awards was determined by comparison to the Survey Group and an analysis of the subjective factors previously described. (See Comment No. 1 above) The Company did not set specific performance targets to determine the level of stock option awards.

Annual incentive compensation awards in 2006 were based on the Company’s earnings per share growth from 2005 to 2006 (page 18). Earnings per share growth is used because it provides an incentive to achieve favorable current results, while also investing to sustain profitable long-term growth for the Company (page 18). As disclosed in the Grants of Plan-Based Awards table on page 26, payouts could range from a threshold amount of 70% of the target bonus to 200% of the target bonus. Based on the Company’s earnings per share performance, actual annual incentive awards in 2006 (Non-Equity Incentive Plan Compensation) exceeded the target bonus amounts (pages 24 and 26). Although the Compensation Committee has the authority to adjust bonus payouts based on individual and other criteria, they rarely do so. Target bonus percentages are set partially based on the subjective factors discussed in the response to Comment No. 1, but the Company does not set any specific individual performance targets in this regard.

Specific performance targets in 2006 for earnings per share growth before charges/gains for the annual incentive compensation were rigorous and set sufficiently high to require superior performance. In fact, in the six years beginning in 2000, the Company has hit the maximum earnings per share growth target only once. In 2006, the earnings per share growth target was an increase of 8% from the 2005 level, which compares favorably with the compound annual growth rate for the S&P 500 of 6.7% for the period 2000 to 2005. The minimum payout of 70% required flat EPS growth and the maximum bonus (200%) required EPS growth of 20%.

The Company will add a discussion substantially similar to the foregoing (with such changes as the facts require from year to year) to its Compensation Discussion and Analysis in all its future filings with the Commission, to the extent such filings require such disclosure. Such additional discussion will include disclosure of the earnings per share growth targets for completed fiscal years for which financial statements have been released.

Comment No. 3:

We note that you provide a description of how company performance affects annual bonuses and equity-based awards; however, we note minimal analysis of the effect individual performance has on compensation awards. Please expand your disclosure to provide additional detail and analysis where relevant of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss the

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Compensation Committee did not set or rely upon specific individual performance metrics in connection with setting compensation for the named executive officers. Rather, the compensation for each named executive officer, other than the Chief Executive Officer, is set based upon the recommendation of the Chief Executive Officer. The Chief Executive Officer delivers a detailed oral recommendation to the Compensation Committee which sets forth his evaluation of the named executive officers (other than himself) and includes a recommended compensation level for each such officer. That recommendation is based upon the Chief Executive Officer’s assessment of each such officer’s performance for the prior year. In preparing that recommendation, the Chief Executive Officer performs a subjective and informal review of each named executive officer based upon his day-to-day interactions with such persons throughout the year. The recommendation is not based on a formal written evaluation or a one-time discussion of performance. Instead, the Chief Executive Officer’s daily impressions and reactions to such officers provide the basis for his recommendation. Then, the Compensation Committee takes into account Company performance and such recommendations and sets compensation.

For the Chief Executive Officer, the Compensation Committee meets in executive session to evaluate his individual performance and the Company’s overall performance. The Chief Executive Officer’s individual evaluation is based upon certain goals in areas such as succession planning, integration of acquired operations and social responsibility measures. The Compensation Committee did not create an equation to determine the Chief Executive Officer’s compensation based upon these goals. Rather, the achievement of such goals were simply factors they considered, in addition to Company performance and competitive data, in setting his total compensation.

The Company will add a substantially similar discussion (with such changes as the facts require from year to year) to its Compensation Discussion and Analysis in all its future filings with the Commission, to the extent such filings require such disclosure.

Comment No. 4:

We note that the Compensation Committee has discretion to adjust annual incentive bonuses on page 26 and elsewhere in the proxy. Please revise to state whether or not such discretion was exercised.

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

Response:

The Compensation Committee did not exercise its discretion to adjust annual incentive bonuses for the named executive officers in 2006. The Company will add a substantially similar statement, if applicable, to its Compensation Discussion and Analysis in all future filings with the Commission, to the extent such filings require such disclosure.

Comment No. 5:

If you set specific targets as a percentile of the benchmark companies for total or any individual element of compensation, please clearly disclose.

Response:

As discussed on pages 17 and 18 of the Proxy Statement, the Company targets total direct compensation in the 50th to 75th percentile of the Survey Group. One or more compensation elements (base salary, short-term or long-term compensation) could be above the 75th or below the 50th percentile, as long as the executive’s total compensation falls approximately within the appropriate range. If any element were dramatically outside of that range, that element or other elements would likely be adjusted accordingly. The Company does not employ precise calculations or targets to determine those adjustments.

Summary Compensation Table, page 24

Comment No. 6:

The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Wesley’s compensation as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Wesley’s compensation differs from that of the other named executive officers.

Response:

As disclosed on page 17 of the Proxy Statement, the Company’s executive compensation program is designed to attract, motivate and retain talented executives so the Company can produce outstanding results and maximize return to stockholders. Accordingly, the Company seeks to pay competitive levels of salary and total compensation (page 17). As with other named executive officers, the Company’s goal for the compensation of its chief executive officer is to be in the 50th to 75th percentile of the Survey Group (page 17). Mr. Wesley’s salary and annual bonus place him at about the 50th percentile of chief executive officers in the Survey Group (page 22). The compensation of the Company’s named executive officers differs only in amount.

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

The policies do not differ. The disparities in Mr. Wesley’s compensation as compared to that of the other named executive officers exist because his responsibilities are greater and, in the general marketplace for executive talent, chief executive officers are compensated at a higher rate than are other named executive officers.

The Company will add a substantially similar discussion (with such changes as the facts require from year to year) to its Compensation Discussion and Analysis in all its future filings with the Commission, to the extent such filings require such disclosure.

Comment No. 7:

We note your narrative on pages 26-27 regarding your Non-Equity Incentive Plan and your Long-Term Equity Incentive Plan. The contents of this disclosure, however, are more appropriately included as part of your disclosure on Compensation Discussion and Analysis. Please revise to include such disclosure as part of your Compensation Discussion and Analysis. Refer to Item 402(c) of Regulation S-K.

Response:

The Company will move the discussion of its Non-Equity Incentive Plan and Long-Term Equity Incentive Plan, currently contained on pages 26 and 27 of the Proxy Statement, into its Compensation Discussion and Analysis (with such changes as the facts require from year to year) in all its future filings with the Commission, to the extent such filings require such disclosure.

Potential Payments Upon Termination or Change-In-Control, page 32

Comment No. 8:

Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background in the Compensation Discussion and Analysis on how you arrived at and determined such appropriate levels, why you pay the amount stated and why you chose the triggers. Refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

The benefit multiples provided in the severance agreements (three times for Mr. Wesley; two times for other named executive officers) and the change in control agreements (three times for all named executive officers) reflect competitive benefits within the marketplace for executive talent at the time these agreements were entered into at various times over the past decade. The Compensation Committee has recently reassessed these multiples based on input from an independent compensation consultant and on the experience of the individual committee

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400

Securities and Exchange Commission

Attention: Mr. Timothy A. Geishecker, Senior Counsel

October 4, 2007

members and determined that the severance multiples remain reasonable and competitive and that the change in control multiples should be 2.99 for all named executive officers.

The change in control “double” trigger (change in control plus termination of employment) was chosen to ensure the continuity of management during mergers and acquisitions by allowing executives to focus on serving the Company in a change of control situation without the distraction of concern for their employment. The good reason and termination (other than for cause) triggers in the severance agreements were chosen because they are standard triggers for these types of agreements and provide compensation to the executives for the non-compete and non-solicitation protections the Company receives.

The Company will add a substantially similar discussion (with such changes as the facts require from year to year) to the appropriate narrative and/or its Compensation Discussion and Analysis section, as applicable, in all its future filings with the Commission, to the extent such filings require such disclosure.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please feel free to contact me at 847-484-4440.

****

Very truly yours,

/s/ Mark A. Roche
Mark A. Roche
Senior Vice President, General Counsel and Secretary, Fortune Brands, Inc.

cc:	Norman H. Wesley

Chairman and Chief Executive Officer

Fortune Brands, Inc.

Fortune Brands, Inc. 520 Lake Cook road, IL 60015 Tel: 847-484-4400